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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 9)/1/

                            LIVE ENTERTAINMENT INC.
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                                (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                  538032 10 3
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                                 (CUSIP Number)

                              Gideon Cashman, Esq.
                        PRYOR, CASHMAN, SHERMAN & FLYNN
                                410 Park Avenue
                           New York, New York  10022
                                 (212) 421-4100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 17, 1997
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class

                        (Continued on following pages)
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of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D

CUSIP NO. 538032 10 3
          -----------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Pioneer Electronic Corporation

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,838,228

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,838,228

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,838,228

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      50.3%

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      TYPE OF REPORTING PERSON*
 14

      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Amendment No. 9 to Schedule 13D
                        -------------------------------

     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act"), this Statement (the "Statement") constitutes Amendment No. 9, the first electronic amendment to a paper format Original Schedule 13D, dated July 3, 1990 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated March 24, 1992, as amended by Amendment No. 2 dated June 12, 1992, as amended by Amendment No. 3 dated March 30, 1993, as amended by Amendment No. 4 dated October 28, 1993, as amended by Amendment No. 5 dated March 31, 1994, as amended by Amendment No. 6 dated August 10, 1994, as amended by Amendment No. 7 dated March 24, 1995 and as amended by Amendment No. 8 dated April 27, 1995 (collectively, the "Schedule 13D"), filed by Pioneer Electronic Corporation, a Japanese corporation ("PEC"), with respect to the shares of the common stock, par value $.01 per share (the "Common Stock"), of LIVE Entertainment Inc., a Delaware corporation (the "Company"). However, pursuant to Rule 13d-2(c) this Amendment No. 9 to Schedule 13D does not set forth the previously filed paper exhibits.

     This Statement is being filed pursuant to Rule 13d-2(a) under the Act as a result of a contract being entered into by PEC for the sale of its entire interest in the Company Stock (as defined below) as part of a merger transaction whereby an investor group led by Richland, Gordon & Co. and Bain Capital, Inc. (collectively, the "Acquiror") will acquire beneficial ownership of 100% of the equity of the Company as more fully described below.

1.   Item 3 of the Schedule 13D is hereby amended by adding the following:

          On April 18, 1997, the Company, Film Holdings Co., a Delaware corporation controlled by the Acquiror ("FHC"), and Film Acquisition Co., a Delaware corporation and wholly owned subsidiary of FHC ("FAC"), announced that they had entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated April 17, 1997, pursuant to which FAC will be merged with and into the Company (the "Merger"), subject to stockholder approval of the Merger and other conditions set forth in the Merger Agreement (Press Release is included as Exhibit II to this Schedule 13D). The proposed Merger contemplates that PEC will exchange (i) 637,844 shares of Common Stock at a Common Stock Merger Price of $6.00 per share and (ii) 15,000 shares of Series


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C Preferred Stock at a Series C Merger Price of $944.8624 per share, for an aggregate merger price of $18,000,000.

     As a condition and inducement to FHC's and FAC's entering into the Merger Agreement, PEC, the Company and FHC entered into a Stockholder Agreement ("Stockholder Agreement") on April 17, 1997, included as Exhibit JJ to this
Schedule 13D. Pursuant to the Stockholder Agreement, PEC agreed to (i) vote its shares in favor of the Merger and granted FHC an irrevocable proxy with respect thereto, all in connection with the stockholder meeting of the Company to approve the Merger and the transactions contemplated thereby, (ii) not dispose of any of its shares of Company Common Stock and (iii) pay to FHC a Topping Fee equal to fifty percent (50%) of the excess of any cash or non-cash consideration (excluding securities of the Company) or any successor corporation received by PEC or any of its affiliates in connection with a transaction not involving FHC which results in a (a) direct or indirect sale or other disposition by PEC of shares of Company Stock, (b) merger or consolidation of the Company, (c) sale of all or substantially all of the assets of the Company or (d) other Topping Fee Event, as such term is defined in the Stockholder Agreement, over the aggregate consideration which would have been payable to PEC if PEC had disposed to FHC in accordance with the Merger Agreement of a proportion of each of the Company's shares of (x) Common Stock and (y) Series C Preferred Stock, par value $1.00 per share ("Series C Preferred Stock" and, collectively with the Common Stock, the "Company Stock") held by PEC that is equal to the proportion of Company Stock or assets of the Company transferred pursuant to the Topping Fee Event. Payment of the Topping Fee is triggered if PEC engages in a Topping Fee Event or a definitive written agreement with respect thereto within twelve (12) months after the date of the Stockholder Agreement.

2.   Item 4 of the Schedule 13D is amended by adding the following:

     The exchange of the shares of Company Stock by PEC (the "Exchange") will be consummated in the Merger as a means of recovering a portion of PEC's investment in the Company. The liquidation preference of the Series C Preferred Stock will be $18,529,877.00 at June 30, 1997. The Common Stock Merger Price of $3,827,064.00 constitutes additional consideration received by PEC. If the Merger and Exchange take place, PEC will no longer have a beneficial interest in the Company.

3.   Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:

     (a) As of the date hereof, PEC owns an aggregate of (i) 637,844 shares of Common Stock and (ii) 15,000 shares of Series C Preferred Stock, which are convertible into 1,187,384 shares of Common Stock ("Conversion Shares"). As a result, PEC beneficially owns 1,825,228 shares of Common Stock which represent approximately 50.3% of the 3,635,651 shares of Common Stock that would be outstanding if the 1,187,384 Conversion Shares were added to the 2,448,267 shares of Common Stock outstanding as reported by the Company as of February 28, 1997 in its Form 10-K for the 1996 fiscal year. Subject to stockholder approval of the Merger and other conditions set forth in the Merger Agreement, each of PEC's shares of Common Stock will be exchanged for $6.00 cash and each of PEC's shares of Series C Preferred Stock will be exchanged for $944.8624 cash.

4.   Item 5(b) of the Schedule 13D is hereby amended in its entirety as follows:

     (b) PEC has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock of which it has beneficial ownership. Pursuant to the Stockholder Agreement, subject to certain conditions, PEC has agreed to vote or cause to be voted all of its shares of Common Stock to approve the Merger.

5.   Item 5(c) of the Schedule 13D is hereby amended by adding the following:

     (c) Except as set forth in this Item 5, PEC has not engaged in any transactions with respect to the Common Stock required to be reported in response to this Item 5 during the past sixty (60) days.

6.   Item 6 is hereby amended by adding the following:

     Pursuant to the Stockholder Agreement, subject to certain conditions, PEC agreed (a) to vote or cause to be voted all of its shares of Common Stock to approve the Merger, (b) to grant to the Company an irrevocable proxy coupled with an interest with respect to its agreement to vote its shares of Common Stock to approve the Merger, (c) not to solicit or respond to any inquiries or enter into or maintain or continue discussions or negotiate with any individual or corporate entity in contravention of the Merger, (d) not to sell, pledge, transfer, assign, encumber or otherwise alienate any shares of Common Stock


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owned by PEC and (e) to pay to the Company any Topping Fee due in connection with any Topping Fee Event that shall occur.

7.   Item 7 is hereby amended by adding the following:

Materials Filed as Exhibits to Schedule 13D

Exhibit II -   Press Release, dated April 18, 1997.

Exhibit JJ -   Stockholder Agreement, dated April 17, 1997, among Film Holdings
               Co., PEC and the Company.

Exhibit KK -   Original Schedule 13D, dated July 3, 1990.

Exhibit LL -   Amendment No. 1 to Original Schedule 13D, dated March 24, 1992.

Exhibit MM -   Amendment No. 2 to Original Schedule 13D,  dated June 12, 1992.

Exhibit NN -   Amendment No. 3 to Original Schedule 13D, dated March 30, 1993.

Exhibit OO -   Amendment No. 4 to Original Schedule 13D, dated October 28, 1993.

Exhibit PP -   Amendment No. 5 to Original Schedule 13D, dated March 31, 1994.

Exhibit QQ -   Amendment No. 6 to Original Schedule 13D, dated August 10, 1994.

Exhibit RR -   Amendment No. 7 to Original Schedule 13D, dated March 24, 1995.

Exhibit SS -   Amendment No. 8 to Original Schedule 13D, dated April 27, 1995.



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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 28, 1997

                              PIONEER ELECTRONIC CORPORATION

                              By: /s/ Masaaki Sono
                                 ---------------------------------
                                 Name:  Masaaki Sono
                                 Title: Senior Managing Director